Exhibit 99.5

EXECUTION COPY

GUARANTEE

This Guarantee, dated as of September 19, 2013, is among each of the undersigned guarantors (each, a “Guarantor” and collectively, the “Guarantors”) and TPG Asia VI SF Pte. Ltd. (together with its successors and assigns the “Holder”).

Reference to Note: Reference is made to the Senior Secured Convertible Note dated September 19, 2013 as from time to time in effect (the “Note”), among Xinyuan Real Estate Co., Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), the Subsidiaries of the Company from time to time party thereto and the Holders.

Capitalized terms defined in the Note and not otherwise defined herein are used herein with the meanings so defined.

The parties agree as follows:

Guarantee. Each of the Guarantors hereby, irrevocably and unconditionally, jointly and severally, guarantees as principal obligor to each Holder of a Note and its successors and assigns the due and punctual payment of the principal of, premium, if any, and interest on, and all other amounts payable under, the Notes and the Securities Purchase Agreement, in each case, subject to the terms of the Note, and agrees with each Holder that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Holder immediately on demand against any cost, loss or liability it incurs as a result of the Company or any Guarantor not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under the Note on the date when it would have been due. The amount payable by a Guarantor under this indemnity will not exceed the amount it would have had to pay under Guarantee if the amount claimed had been recoverable on the basis of a guarantee.

Guarantee Unconditional. The obligations of each Guarantor are unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged or otherwise affected by: (1) any extension, renewal, settlement, compromise, waiver or release in respect of any obligation of the Company under the Note, by operation of law or otherwise; (2) any modification or amendment of or supplement to the Note; (3) any change in the corporate existence, structure or ownership of the Company, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Company or its assets or any resulting release or discharge of any obligation of the Company contained in the Note; (4) the existence of any claim, set off or other rights which the Guarantor may have at any time against the Company or any other Person, whether in connection with any unrelated transactions; provided that nothing herein prevents the assertion of any such claim by separate suit or compulsory counterclaim; (5) any invalidity, irregularity, or unenforceability relating to or against the Company for any reason of note; or (6) any other act or omission to act or delay of any kind by the Company or any other Person or any other circumstance whatsoever which might, but for the provisions of this paragraph, constitute a legal or equitable discharge of or defense to such Guarantor’s obligations hereunder.

Discharge; Reinstatement. This Guarantee will not be discharged with respect to any Note except by payment in full of the principal of, premium, if any, and interest on the Notes and all other amounts payable, in respect of any Guarantor. In case of the failure of the Company punctually to pay any such principal of, premium, if any, and interest on the Notes and all other amounts payable, each of the Guarantors hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether at the stated maturity, by acceleration, call for redemption or otherwise, and as if such payment were made by the Company. If at any time any payment of the principal of, premium, if any, or interest on any Note or any other amount payable by the Company under the Note is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Company or otherwise, each Guarantor’s obligations hereunder with respect to such payment will be reinstated as though such payment had been due but not made at such time. All payments under the Guarantees will be made in U.S. dollars.

Waiver by Each Guarantor. Each Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and any notice not provided for herein, as well as any requirement that at any time any action be taken by any Person against the Company or any other Person. In particular, each of the Guarantors irrevocably waives its right to require the Holders to pursue or exhaust their legal or equitable remedies against the Company prior to exercising the Holder’s rights under this Guarantee.

Subrogation and Contribution. Upon making any payment with respect to any obligation of the Company under this Guarantee, the Guarantor making such payment will be subrogated to the rights of the payee against the Company with respect to such obligation; provided that the Guarantor may not enforce either any right of subrogation, or any right to receive payment in the nature of contribution, or otherwise, from any other Guarantor , with respect to such payment so long as any amount payable by the Company hereunder or under the Notes remains unpaid.

Stay of Acceleration. If acceleration of the time for payment of any amount payable by the Company under the Note is stayed upon the insolvency, bankruptcy or reorganization of the Company, all such amounts otherwise subject to acceleration under the terms of this Guarantee are nonetheless payable by the Subsidiary Guarantors hereunder forthwith on demand by the Holders.

Limitation on Amount of Guarantee. Notwithstanding anything to the contrary in this Guarantee, each of the Guarantors, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Guarantee of such Guarantor shall not constitute a fraudulent conveyance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable law of any other jurisdiction. To effectuate that intention, the Holders and the Guarantors hereby irrevocably agree that (i) the obligations of each Guarantor under its Guarantee are limited in an amount not to exceed the maximum amount that can be guaranteed by the applicable Guarantor without rendering the Guarantee, as it relates to such Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally and (ii) the obligations of each Guarantor that has become a JV Guarantor pursuant to Section 17 (n) of the Note, under its Guarantee shall be limited to an amount which is the lesser of (A) the JV Entitlement Amount and (B) an amount not to exceed the maximum amount that can be guaranteed by the applicable JV Guarantor without rendering the Guarantee, as it relates to such JV Guarantor, voidable under applicable laws relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Ranking of Guarantee. (a) The Guarantee of each Guarantor (i) is a general obligation of such Guarantor; (ii) is effectively subordinated to secured obligations of such Guarantor, to the extent of the value of the assets serving as security therefor; (iii) is senior in right of payment to all future obligations of such Guarantor expressly subordinated in right of payment to such Guarantee; and (iv) ranks at least pari passu in right of payment with all other unsecured, unsubordinated Indebtedness of such Guarantor (subject to any priority rights of such unsubordinated Indebtedness pursuant to applicable law). Pursuant to the Security Documents entered into by the Company and the Subsidiary Pledgors, as set forth in Section 17 of the Note and subject to the limitations described therein, the Guarantee of each Subsidiary Pledgor (i) is entitled to the benefit of a security interest in the Collateral (subject to any Permitted Liens pledged by such Subsidiary Pledgor; and (ii) ranks effectively senior in right of payment to the unsecured obligations of such Subsidiary Pledgor with respect to the value of the Collateral securing such Guarantee (subject to any priority rights of such unsecured obligations pursuant to applicable law).

Execution and Delivery of Guarantee. The execution by each Guarantor of this Guarantee evidences the Guarantee of such Guarantor, whether or not the person signing as an officer of the Guarantor still holds that office at the time of authentication of any Note.

Subject to certain exceptions as set forth in the Note, each of the Guarantors hereby further agrees that all payments of, or in respect of, principal of, and premium (if any) and interest in respect of this Guarantee will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within any jurisdiction in which the Company, or the applicable Guarantor is organized or resident for tax purposes (or any political subdivision or taxing authority thereof or therein), unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required, each Guarantor severally agrees to pay such additional amounts as will result in receipt by the holder of this Guarantee of such amounts as would have been received by such holder had no such withholding or deduction been required.

Certain Guarantor Representations. Each Guarantor represents that: (a) it is in its best interest and in pursuit of the purposes for which it was organized as an integral part of the business conducted and proposed to be conducted by the Company and its Subsidiaries, and reasonably necessary and convenient in connection with the conduct of the business conducted and proposed to be conducted by them, to induce the Holders to enter into the Note and to extend credit to the Guarantor by making the Guarantee; (b) the credit available under the Note will directly or indirectly inure to its benefit; (c) by virtue of the foregoing it is receiving at least reasonably equivalent value from the Holders for its Guarantee; (d) it will not be rendered insolvent as a result of entering into this Guarantee; (e) after giving effect to the transactions contemplated by this Guarantee, it will have assets having a fair saleable value in excess of the amount required to pay its probable liability on its existing debts as such debts become absolute and matured; (f) it has, and will have, access to adequate capital for the conduct of its business; (g) it has the ability to pay its debts from time to time incurred in connection therewith as such debts mature; and (h) it has been advised that the Holders are unwilling to enter into the Note unless this Guarantee is given by it.

Successors and Assigns. The provisions of this Guarantee shall inure to the benefit of the Holders and their permitted successors and permitted assigns and shall be binding upon the Guarantor and its respective successors and assigns. The Guarantor may not assign its rights or obligations under this Guarantee without the written consent of the Holders. The Holder may at any time assign to one or more assignees all or a portion of its rights under this Guarantee by execution of an assignment agreement in the form attached as Exhibit IV to the Note or such other form of an assignment agreement agreed between the Holder and the assignee.

Governing Law and Dispute Resolution.

(a)	This Guarantee shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Guarantee shall be governed by, the internal laws of the State of New York without regard to any choice of Laws or conflict of Laws provisions that would require the application of the Laws of any other jurisdiction.

(b)	Any legal action or proceeding with respect to this Guarantee and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Guarantee and the rights and obligations arising hereunder brought by the other party or its successors or assigns, shall be brought and determined non-exclusively in any state or federal courts located in the City and County of New York. Each of the parties hereby irrevocably submits with regard to any such action or proceeding to the personal jurisdiction of the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Guarantee, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section, (b) any claim of sovereign immunity in respect of itself or its property and (c) t, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Guarantee or the subject matter hereof may not be enforced in or by such courts. Each party hereby consents to service being made through the notice provision set forth in Section 24 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses obtained pursuant to Section 24 of the Note shall be effective service of process for any suit or proceeding in connection with this Note. Service shall be deemed complete upon receipt by addressee.

Waiver of Jury.  The GUARANTOR and the Holder hereby knowingly, intentionally and voluntarily with and upon the advice of competent counsel irrevocably waives any and all right to trail by jury in any legal proceeding arising out of or relating to this Note or the transactions contemplated hereby.

IN WITNESS WHEREOF, each of the undersigned have caused this Guarantee to be executed and delivered by its duly authorised officer as of the date set forth above.

THE GUARANTORS:

Xinyuan International Property Investment Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Director

Xinyuan Real Estate, Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Director

Xinyuan International (HK) Property Investment Co., Limited

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Director

Victory Good Development Limited

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Director

South Glory International Limited

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Director

Elite Quest Holdings Limited

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Director

[Signature Page to Guarantee]

Accepted and agreed:

TPG Asia VI SF Pte. Ltd.

By:	/s/ Francis Woo
Name:	Francis Woo
Title:	Director

[Signature Page to Guarantee]